Exhibit 99.1

ESTIMATED RESERVES AND FUTURE NET REVENUE

AS OF

APRIL 1, 2013

ATTRIBUTABLE TO INTERESTS OWNED BY

LUCAS ENERGY INC.

IN CERTAIN PROPERTIES LOCATED IN

TEXAS

(SEC CASE)

FORREST A. GARB & ASSOCIATES, INC. INTERNATIONAL PETROLEUM CONSULTANTS

FORREST A. GARB & ASSOCIATES, INC.

INTERNATIONAL PETROLEUM CONSULTANTS
5310 HARVEST HILL ROAD, SUITE 275, LB 152
DALLAS, TEXAS 75230 - 5805
(972)788-1110  Telefax (972)991-3160 (EMAIL)  forgarb@forgarb.com

June 7, 2013

Mr. Anthony C. Schnur
Lucas Energy, Inc.
3555 Timmons Lane, Suite 1550
Houston, TX  77027

Dear Mr. Schnur:

RE: LUCAS - SEC CASE

At your request, Forrest A. Garb & Associates, Inc. (FGA) has estimated the reserves and future net revenue, as of April 1, 2013, attributable to interests owned by Lucas Energy, Inc. (Lucas) in certain oil and gas properties located in Texas.  It is our understanding that the proved and probable reserves in this report constitute 100 percent of the reserves owned by Lucas.

This report has been prepared using the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of excluding consideration of future income taxes, conforms  to  the  Financial  Accounting  Standards  Board  (FASB)  Codification Topic 932, Extractive Industries- Oil and Gas.  These guidelines specify the use of a 12-month first-day of the month average  benchmark price, a ten  percent per year discount factor, and constant oil and gas prices and costs.
The following table summarizes the estimated net proved and probable reserves and their associated future net revenue, as of April 1, 2013:

	Estimated Net		Estimated Future Net Revenue
	Reserves' Oil and			Discounted at
Reserve	Condensate	Gas	Undiscounted	10% Per Year 3
Category	(MBbl)2	(MMcf)	(M$)2	(M$)2

Proved
Producing	251.24	0.00	17,981.34	12,566.32
Undeveloped	4,879.90	2,642.89	270,667.63	120,062.65

Total Proved4	5,131.14	2,642.89	288,648.97	132,628.97

Probably Undeveloped	1,438.06	1,378.14	86,560.28	35,923.99

Total Probable4	1,438.06	1,378.14	86,560.28	35,923.99

1 The definitions for all reserves incorporated in this study have been set forth in this report.
2  MBbl = thousands of barrels, MMcf = millions of cubic feet, MS = thousands of dollars.
3 The discounted future net revenue is not represented to be the fair market value of these reserves.
4  The reserves and revenues in the summary  table were estimated using the PHDWin economics program. Due to the rounding procedures used in this program, there may be slight differences in the calculated and summed values.

FORREST A. GARB & ASSOCIATES, INC.

ENGINEERING

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible from a given date forward.  The basis for estimating the proved producing reserves is the extrapolation of historical production data having an established decline trend.   Volumetric analysis and/or analogy to adjacent wells were used for forecasting properties where insufficient production data were present for production decline extrapolation.   The proved undeveloped properties were evaluated by analogy to comparable wells in the adjacent areas where these reservoirs are currently being developed.

Probable reserves are those additional reserves which analysis of geosciences and engineering data indicate are less likely to be recovered than proved reserves but more certain to be recovered than possible reserves.  The basis for estimating the probable undeveloped reserves was by analysis of analogous comparable wells in the near adjacent areas where these reservoirs are currently being developed.

Production histories were obtained from published production data and state reporting records  purchased  from  DrillingInfo,  DI  Desktop, and  supplemented  with  data  provided  by Lucas.  The available geologic and engineering data were furnished by Lucas for FGA's review. Gas  volumes are  expressed  in  millions  of  cubic  feet  (MMcf)  at  standard  temperature  and pressure. Gas sales imbalances have not been taken into account in the reserve estimates.  The oil reserves shown in this study include crude oil and/or condensate. Oil volumes are expressed in thousands of barrels (MBbl), with one barrel equivalent to 42 United States gallons.

FGA has accepted Lucas' intent to drill the undeveloped locations at the pace provided in their proposed drilling schedule.  The future development program is aggressive, but per Lucas management, the company will fund the development of their oil and gas properties through a combination of debt and equity.  Lucas has conducted an initial screen of  potential financial partners to develop  its properties and  has been met with great  interest.   Further as a  public company Lucas has access to the public equity markets to raise additional capital to fund its drilling operations.

The analysis and findings presented in this report represent FGA's informed judgments based on accepted standards of professional engineering practice, but are subject to the generally recognized and unforeseen risks associated with the interpretation of geological, geophysical, and engineering data.  Future changes in federal, state, or local regulations may adversely impact the ability to recover the future oil and gas volumes expected.  Changes in economic and market conditions from the assumptions and parameters used in this study may cause the total quantity of future oil or gas recovered, actual production rates, prices received, operating expenses and capital costs to vary from the results presented in this report.

FORREST A. GARB & ASSOCIATES, INC.

ECONOMICS

The benchmark oil and gas prices used in this study are the preceding 12-month averages of the first day of the month spot prices posted for the West Texas Intermediate (WTI) oil and Henry Hub natural gas.  Oil prices are based on a benchmark price of $97.24 per barrel and have been adjusted  by lease for gravity,  transportation  fees, and regional  price differentials.   Gas prices per thousand  cubic feet (MCF) are  based on a  benchmark  price of $4.03  per million British thermal units (MMBtu) and have been adjusted  by lease for Btu content, transportation fees, and  regional  price differentials.    The  adjustment  is  based on  the  differential  between historic oil and gas sales and the corresponding benchmark price.  The oil and gas prices were held constant for the economic life of the properties.

Lucas provided data on ownership  interests, monthly lease operating expenses (LOE), and capital expenditures.  FGA accepted the extent and character of ownership (working interest and net revenue interest) as represented.  Capital expenditures are included as required for workovers, the future development of wells, and for production equipment.  Our staff conducted no independent well tests, property inspections, or audits of completion and operating expenses as part of this study.  All costs have been held constant in this evaluation.  Existing or potential liabilities stemming from environmental conditions caused by current or past operating practices have not been considered in this report.  No costs are included in the projections of future net revenue or in our economic analyses to restore, repair, or improve the environmental conditions of the properties studied to meet existing or future local, state, or federal regulations.

The estimated future net revenues shown are those which should be realized from the sale of estimated oil and gas reserves after deduction of severance taxes, ad valorem taxes, and direct operating costs.  No deductions have been made for federal income taxes or other indirect costs, such as interest expense and loan repayments.  Surface and well equipment salvage values have not been considered in the revenue projections. The estimated reserves included in the cash flow projections have not been adjusted for risk.   The reserves included in this study are estimates only  and  should  not  be  construed  as  exact  quantities.    They  may  or  may  not  be actually recovered; and, if recovered, the actual revenues and associated costs could be more or less than the  estimated  amounts.    Future  conditions  may  affect  recovery  of  estimated  reserves  and revenue, and all categories  of reserves may be subject to revision as more performance data become available.

Grand total summary projections by reserve category and category summaries (including one-line summaries for the individual properties) are presented in Attachment A. The individual properties have been ranked in descending order of discounted future net revenue value.   This ranking is presented as Attachment B. Attachment C is a master list of all properties.

Individual projections and graphs of historical and forecast production are provided in Attachment D for proved developed producing, proved undeveloped, and probable undeveloped properties.  Attachment E presents the definitions of oil and gas reserves in accordance with the SEC.  General comments regarding this report and the estimation of future reserves and revenue are presented in Attachment F. Attachment G contains our consulting firm profile.

FORREST A. GARB & ASSOCIATES, INC.

PETROLEUM CONSULTANTS

FGA is an independent firm of geologists and petroleum engineers.  Neither the finn nor its employees own any  interest in the  properties studied,  nor have we been employed  on a contingency basis. FGA has used all necessary methods and procedures in the preparation of this report for the evaluation of these properties.  Any distribution of this report, or any part thereof, must include this letter and the General Comments in their entirety.

We appreciate the opportunity to submit this evaluation.  Should you have any questions, please do not hesitate to call.

This   report  was  prepared  under  the  supervision  of   W.D.  Harris  III,  Registered Professional Engineer No. 75222, State of Texas.

Yours truly, Forrest A. Garb & Associates, Inc. Texas Registered Engineering Finn F-629 W. D. Harris III Chief Executive Officer Forrest A. Garb & Associates, Inc.

SWW/dsg